14046112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-48938

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. ALDEN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road, Suite 837
(No. and Street)

Jenkintown (City) PA (State) 19046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter A. Engelbach 215-572-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2014
05 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter A. Engelbach swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Alden Associates, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER
Notary Public
ABINGTON TWP., MONTGOMERY COUNTY
My Commission Expires May 22, 2017

This report **contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- [x] (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5..

***For conditions of confidential treatment of certain portions of this filing, see section 240. l7a-5(e)(3).*

J. ALDEN ASSOCIATES, INC.
REPORT CONTAINING FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2013
AND
ACCOUNTANT'S REPORT THEREON PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
DECEMBER 31, 2013

TABLE OF CONTENTS

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215) 947-5474
Fax: (215) 947-9706
Email DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report

February 11, 2014

J. Alden Associates, Inc.
261 Old York Road, Suite 837
Jenkintown, PA 19046

Board of Directors

Report on the Financial Statements

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc., (the Company), as of December 31, 2013, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted

David E. Klein
David E. Klein
Certified Public Accountant

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215)947-5474
Fax: (215)947-9706
Email DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

February 11, 2014

J. Alden Associates, Inc.
261 Old York Road, Suite 837
Jenkintown, PA 19046

Board of Directors

In planning and performing our audit of the financial statements and supplementary schedules of J. Alden Associates, Inc. (the Company) for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted

David E. Klein

David E. Klein
Certified Public Accountant

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 49,020
Restricted cash	25,018
Receivables from Brokers and Dealers	61,712
Securities Owned:	
Marketable, at market value	29,878
Prepaid Expenses	7,998
Employee Advance	886
Total Current Assets	174,512
FURNITURE AND EQUIPMENT	
Security Deposits	2,315
Furniture and Equipment, at cost, Less Accumulated Depreciation of $70,390	3,919
Total Furniture and Equipment	6,234
TOTAL ASSETS	$ 180,746

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 83,597
Accrued Taxes	14,023
TOTAL CURRENT LIABILITIES	97,620
STOCKHOLDER'S EQUITY	
Common Stock, 2,000 shares authorized, 1,303 issued, 1073 shares outstanding, no par value, no stated value	142,804
Retained Earnings	(37,266)
Less Common Stock in Treasury, 230 shares at cost	(22,412)
Total Stockholder's Equity	83,126
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 180,746

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues	
Commissions	$2,115,378
Interest and Dividends	556
Realized Gain (Loss) on Marketable Securities	164
Unrealized Gain (Loss) on Marketable Securities	11,492
Total Revenues	2,127,590
Expenses	
Commission Expense	1,581,054
Employee Compensation and Benefits	188,348
Clearance Fees	56,840
Professional Fees	17,635
Travel and Entertainment	31,186
Occupancy Expense	23,028
Communication Expense	18,102
Taxes, Other than Income Taxes	16,310
Equipment Rental	3,952
Other Operating Expenses	77,038
Total Expenses	2,013,493
NET INCOME	$ 114,097

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Common Stock, no par Value, 2000 Shares Authorized,	
1303 Shares Issued	
Shares Outstanding, January 1, 2013	1,073
Shares Outstanding, December 31, 2013	1,073
Balance, at Cost, Beginning and End of Year	$ 142,804
Treasury Stock, Cost	
Shares, January 1, 2013	230
Shares, December 31, 2013	230
Balance, Beginning and End of Year	($ 22,412)
Retained Earnings	
Balance, January 1, 2013	($ 64,528)
Net Income	114,097
Distributions to Shareholder	(86,835)
Balance, December 31, 2013	($ 37,266)
Total Stockholder's Equity	$ 83,126

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Subordinated Borrowings at January 1, 2013	$ 0
Changes in Subordinated Borrowings	0
Subordinated Borrowings at December 31, 2013	$ 0

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:	
Net Income	$114,097
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
Depreciation Expense	2,692
Unrealized Gain on Marketable Securities	(11,492)
(Increase) Decrease In Assets:	
Accounts Receivable	48,429
Prepaid Expenses	44
Employee Advances	(886)
Increase (Decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	(75,043)
Accrued Taxes	(1,295)
TOTAL ADJUSTMENTS	(37,551)
Net Cash Provided By Operating Activities	76,547
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(1,067)
Proceeds from sale of securities	6,248
Purchase of Securities	(6,517)
Net Cash Used By Investing Activities	(1,336)
Cash Flows From Financing Activities:	
Distributions to Shareholder	(86,835)
Net Cash Used By Financing Activities	(86,835)
Net Decrease in Cash	(11,625)
Cash - January 1, 2013	85,663
Cash - December 31, 2013	$ 74,038
Supplemental Cash Flows Disclosures:	
Interest Paid	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The Company received its license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells investment and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended December 31, 2013.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line methods, for financial reporting purposes, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Office Equipment	5 Years
Computer Equipment	3 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

CASH, RESTRICTED CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

Restricted cash consists of a reserve requirement of $25,000 per agreement with the clearing broker/dealer, and earnings thereupon.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company has elected to the treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2010 through 2013 are subject to examination by the taxing authorities, generally for three years after they were filed.

Note 2

MARKETABLE SECURITIES

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 15,715	$ 14,163	$ 0	$ 29,878

Note 3

FAIR VALUE MEASUREMENTS

The Company measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures," which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

Level 1: Securities traded on an active market. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here. Shares of stock are valued at quoted market prices at year-end.

Level 2: Securities not traded on an active market but observable market inputs are readily available. No Level 2 inputs were available to the Company.

Level 3: Securities not traded on an active market and observable inputs are not readily available. No Level 3 inputs were available to the Company.

NOTE 3: FAIR VALUE MEASURMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013:

Mutual funds:	Valued at the net asset value (NAV) of shares held by the Company at year end.
Shares of stock:	Valued at quoted market prices of shares held by the Company at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2013.

Assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Equity securities	$ 29,878	$ 0	$ 0	$ 29,878

Note 4

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31,2013 consists of the following:

Furniture	$ 60,619
Computer Equipment	12,932
Office Equipment	758
Total	74,309
Less: Accumulated Depreciation	(70,390)
Total Furniture, Equipment and Depreciation	$ 3,919

Depreciation expense for the year ended December 31, 2013 was $2,692.

Note 5

COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from insurance and investment sales due within thirty (30) days.

Note 6

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities and office equipment. Rent expense incurred for the year ended December 31, 2013 was $26,980. As of December 31, 2013, remaining future minimum lease payments are as follows:

December 31, 2014	23,995
December 31, 2015	9,270

Note 7

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan (SEP). The plan covers those employees who have attained the age of twenty-one years and have provided service to the Company in one of the preceding five years. Contributions are at the discretion of the board of directors. For the year ending December 31, 2013, there was no discretionary contribution.

Note 8

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of aggregate indebtedness, whichever is greater. At December 31, 2013, the Company had net capital of approximately $57,752 which was $51,244 in excess of the $6,508 required to be maintained at that date. The Company's net capital ratio was 1.69 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Note 9

SUBSEQUENT EVENTS

Management has evaluated events through February 11, 2013, the date on which the financial statements were available to be issued.

Note 10

CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the Company’s management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company’s financial position.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	
Add:	$ 83,126
A. Subordinated borrowings allowable in computation of net capital	0
Total Capital and Allowable Subordinated Liabilities	$ 83,126
Deductions and/or Charges	
A. Non-Allowable Assets	
Receivables - Other	$ 0
Receivables from non-customers	5,196
Furniture and Equipment	3,919
Other Assets	10,314
Total Deductions/and or Charges	$ 19,429
Net Capital Before Haircuts on Securities Positions	63,697
Haircuts on Securities	
A. Trading Securities	$ 4,482
B. Mutual Fund Money Market	1,463
Total Haircuts on Securities	5,945
Net Capital	$ 57,752
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition:	
Accounts Payable, Accrued and Other Liabilities	$ 97,620
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Minimum Net Capital Required	$ 6,508
Ratio: Aggregate Indebtedness to Net Capital	1.69 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$ 57,752
Net Audit Adjustments	0
Net Capital per above	$ 57,752

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ 0
A. Number of Items	$ 0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ 0
A. Number of Items	$ 0

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2013

Not Applicable

The accompanying notes are an integral part of these financial statements.

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006
(215)947-5474
Fax: (215)947-9706
Email DAVIDKLEINCPA@GMAIL.COM

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

February 11, 2014

J. Alden Associates, Inc.
261 Old York Road, Suite 837
Jenkintown, PA 19046

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by J. Alden Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating J. Alden Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). J. Alden Associates, Inc.'s management is responsible for J. Alden Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in their general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted
David E. Klein
David E. Klein
Certified Public Accountant